ASX
AUSTRALIAN SECURITIES EXCHANGE

MARKET RELEASE

20 June 2011

Allied Gold Mining PLC

ADMISSION TO OFFICIAL LIST

Allied Gold Mining PLC was admitted to the Official List of ASX Limited on Monday 20 June 2011.

Official Quotation of the following securities will commence at 10:00am ±30 seconds AEST (8:00am WST) on Tuesday 21 June 2011 on a deferred settlement basis.

90,304,054 chess depository interests

Security Code:	ALDDA	(deferred trading)
	ALD	(on commencement of normal trading)

Kerrie Papamihail
Assistant Manager, Listings (Perth)